Corporate Office ● 107 W. Franklin Street ● P.O. Box 638 ● Elkhart, Indiana 46515-0638
Phone: (574) 294-7511 ● Fax: (574) 522-5213

December 7, 2011

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, D.C. 20549-4631
Attention:  Rufus Decker
Accounting Branch Chief

Re:          Patrick Industries, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Form 10-Q for Fiscal Quarter ended September 25, 2011
File No. 000-03922

Dear Mr. Decker:

The following contains the responses of Patrick Industries, Inc. (the “Company”) to the written comments from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated November 22, 2011, concerning the above-referenced documents.  For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2010
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

RESPONSE:  Drafts of additional disclosures or other revisions responsive to the written comments are set forth below.  All revisions will be included in our future filings, as appropriate.

Critical Accounting Policies
Impairment of Goodwill and Other Acquired Intangible Assets, page 45

2.	We note your response to comment two in our letter dated October 20, 2011. Please address the following:
•
You determined that the estimated fair value substantially exceeded the carrying value in aggregate for the reporting units in the Manufacturing segment by 150%.  Please tell us whether the estimated fair value of each reporting unit within this segment also substantially exceeded its carrying value;

•
A further decline in the overall market value of your equity and debt securities may indicate the fair value of one of or more of your reporting units has declined below its carrying value.  In this regard, please help us better understand what consideration you give to your market capitalization even if it is not weighted heavily; and

•	If you have determined that the estimated fair value substantially exceeds the carrying value for each of your reporting units, please disclose this determination.

RESPONSE:

The estimated fair value of each reporting unit within the Manufacturing segment substantially exceeded its carrying value.

A future decline in the overall market value of the Company’s equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.  We also consider the relationship of debt to equity of other similar companies, as well as the risks and uncertainty inherent in the markets in which we generally operate and in the Company’s internally developed forecasts.  The Company’s market capitalization is not weighted heavily in assessing goodwill impairment as the Company’s market value of its common stock is materially impacted by the significant ownership (55%) of a single majority shareholder, Tontine Capital Partners, L.P. and affiliates.  However, as part of our annual assessment for goodwill impairment, we do compare the Company’s stock price on the NASDAQ global market stock exchange to the Company’s book value per share as a sustained significant decline in our share price and market capitalization could indicate a potential impairment of goodwill in one or more of our reporting units.

In future annual filings, we will include the following disclosure in the “Impairment of Goodwill and Other Acquired Intangible Assets” section of Critical Accounting Policies, if applicable.

“The estimated fair value substantially exceeded the carrying value for each of our reporting units within the Manufacturing segment and for the reporting unit within the Distribution segment.”

Financial Statements
Notes to the Financial Statements
Note 2.  Summary of Significant Accounting Policies and Practices
Assets Held for Sale, page F-10

3.
We note your response to comment three in our letter dated October 20, 2011.  Please help us better understand how you determined the appropriate accounting for the sale-leaseback transaction related to your Oregon facility by addressing the following:

•	You state that the sale of the Oregon facility did not qualify as an operating lease under the provisions of ASC 840-10-25-1 and 840-10-25-30. Please help us understand why; and
•
Please tell us whether you determined that you leased back a minor portion, more than minor portion but less than substantially all, or substantially all of the property pursuant to ASC 840-40-25-3.  Please also tell us how you made this determination, including the lease term you used based on ASC 840-40-20.

RESPONSE:

The sale of the Oregon facility and the subsequent leasing of the same facility from the purchaser were two different transactions.  The sales agreement was not contingent on the Company leasing the building as the Company was under no obligation to sign a lease while it explored its options for a more suitable long-term solution.  The Company operated in the same facility under a license agreement with the purchaser for the use of a portion of the square footage previously occupied until December 31, 2010.  The Company subsequently entered into a one-year lease agreement with the purchaser with respect to a portion of this facility in a separate and distinct transaction on January 1, 2011.  The current lease agreement, which was scheduled to expire on December 31, 2011, was renewed in November 2011 for an additional one year period and will expire on December 31, 2012.

For further clarification to the Company’s response dated November 15, 2011, the sale of the Oregon facility did satisfy all the conditions to qualify as an operating lease under the provisions of ASC 840-10-25-1 and 840-10-25-30 and was accounted for as such including: (1) there was no bargain purchase option; (2) the life of the lease did not exceed 75% of the life of the asset; (3) there was no transfer of ownership at the end of the lease; and (4) the present value of the lease payments did not exceed 90% of the fair market value of the asset.

We determined that the Company leased back a minor portion of the property since the present value of the rentals for the leaseback period represented 10% or less of the fair value of the facility sold pursuant to ASC 840-40-25-3(a) and, therefore, the gain on sale of $0.8 million was recognized at the time of sale.  A lease term of one year was used in this determination based on ASC 840-40-20.

  *  *  *

In connection with our response to your comments, we acknowledge that: (1) We are responsible for the adequacy and accuracy of the disclosures in our filings; (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Please do not hesitate to contact me at (574) 294-7511 with any questions or comments.

Sincerely yours,

/s/ Andy L. Nemeth
Andy L. Nemeth
Executive Vice President – Finance and Chief Financial Officer